Exhibit 99.1

NICE Systems Achieves Record Results for Third Quarter 2008

Non-GAAP highlights for third quarter 2008:

—	Revenues up 23% to record $163.0 million, net income up 27% to record $26.7 million
—	Continued operating leverage; operating margins reach 18.6%
—	Record backlog, book-to bill greater than 1
—	Strong growth in enterprise and security sectors
—	Achieved strategic milestone with comprehensive security project surpassing $20 million

Ra’anana, Israel, November 12, 2008 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced results for the third quarter of 2008.

Third quarter 2008 non-GAAP revenue reached a record of $163.0 million, representing a 23% increase from $132.9 million in the third quarter of 2007.

Non-GAAP gross margin in the third quarter of 2008 reached 64.8%, or $105.6 million gross profit, up from 63.4%, or $84.3 million, in the third quarter of 2007.

Non-GAAP operating margin in the third quarter of 2008 reached a record 18.6%, compared with 17.1% in the third quarter 2007. Non-GAAP operating profit reached $30.3 million, up 33% from $22.7 million in the third quarter of 2007.

Third quarter 2008 non-GAAP net income increased 27% reaching $26.7 million, compared to $21.0 million in the third quarter of 2007. Non-GAAP earnings per fully diluted share were $0.43, up from $0.38 in the third quarter of 2007.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, stock based compensation expenses, loss on marketable securities, settlement and related expenses, as well as certain business combination accounting entries.

On a GAAP basis: Third quarter 2008 revenue was a record $162.5 million, an increase from $131.7 million in the third quarter of 2007. Third quarter 2008 gross margin was 61.7%, up from 60.6% in the third quarter of 2007; operating income was $16.1 million, up from $8.4 million in the third quarter of 2007; and third quarter 2008 net income was $10.9 million, or $0.18 per fully diluted share, up from $9.2 million, or $0.17 per fully diluted share, for the third quarter of 2007.

Total cash, cash equivalents, deposits and marketable securities as of September 30, 2008 were at a record $454.9 million, with no debt.

“Once again our advanced solutions portfolio, long term vision and experienced team enabled us to achieve record results prevalent throughout the third quarter, in both the enterprise and security sectors. Commercial and security organizations continue to turn to NICE as we enable them to tackle the issues on top of their business and security agenda. NICE enables businesses to protect and nurture their most valuable asset - their customer base. On the security side – NICE helps enhance safety and security around the world,” commented Haim Shani, Chief Executive Officer of NICE. “When pairing our clear industry leadership with our robust financial position, we believe that the present economic environment creates many opportunities to further strengthen NICE’s strong market position. Looking ahead, we expect to leverage these strong foundations to drive continued growth in 2009 and beyond.”

Outlook for fourth quarter 2008:
Fourth quarter 2008 non-GAAP revenues are expected to be in the range of $161-$168 million, and non-GAAP EPS is expected to be in the range of $0.42–$0.49 per fully diluted share.

Conference Call
NICE will host a conference call to discuss the results and its business outlook today at 8:30 a.m. EST (15:30 Israel). Participants may access the conference call by dialing US toll-free +1-888-668-9141 or +1-866-345-5855; international: +972-3-918-0610; Israel: 03-918-0610. The call will also be broadcast live on the internet via NICE’s website at www.nice.com . A telephone replay will be available for up to 72 hours, starting from three hours after the call, by dialing one of the following numbers: US Toll-free: + 1-877-332-1104; international: +972-3-925-5900; Israel: 03-925-5900.

The purpose of adjustments from GAAP to non-GAAP is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

Revenue
Product	$80,420	$87,991	$229,921	$260,112
Services	51,242	74,501	143,875	200,962

Total revenue	131,662	162,492	373,796	461,074

Cost of revenue
Product	22,438	25,070	64,456	70,431
Services	29,403	37,120	84,856	106,940

Total cost of revenue	51,841	62,190	149,312	177,371

Gross Profit	79,821	100,302	224,484	283,703

Operating Expenses:
Research and development, net	14,438	19,676	41,137	57,697
Selling and marketing	30,527	37,163	85,866	110,684
General and administrative	20,656	23,529	61,199	73,100
Amortization of acquired intangible assets	2,103	3,837	5,795	10,821
In-process research and development	3,710	-	3,710	-
Settlement and related expenses	-	-	-	9,870

Total operating expenses	71,434	84,205	197,707	262,172

Operating income (loss)	8,387	16,097	26,777	21,531

Financial income, net	3,920	(1,367)	10,606	6,137
Other income, net	3	(16)	60	(31)

Income before taxes on income	12,310	14,714	37,443	27,637
Taxes on income	3,078	3,790	8,314	7,270

Net income	$9,232	$10,924	$29,129	$20,367

Basic earnings per share	$0.17	$0.18	$0.56	$0.34

Diluted earnings per share	$0.17	$0.18	$0.54	$0.33

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	53,052	60,388	52,134	59,944
Diluted earnings per share	54,743	61,547	54,121	61,311

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

GAAP net income	$9,232	$10,924	$29,129	$20,367

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	849	-	1,390	1,945
Service Revenue	339	504	1,799	2,014

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	2,541	4,146	7,497	12,461
included in operating expense	2,103	3,837	5,795	10,821
included in research and development	96	168	96	704
included in general and administrative expense	74	138	74	580

Equity based compensation expense
included in cost of product	58	85	378	275
included in cost of services	665	578	1,851	2,218
included in research & development	682	937	1,914	4,039
included in sales & marketing	1,452	1,519	4,193	5,198
included in general & administrative	1,722	2,265	6,186	7,655

Write-off of acquired in-process research & development	3,710	-	3,710	-

Settlement and related expenses	-	-	-	9,870

Other than temporary impairment on marketable securities	-	4,512	-	4,512

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation, acquired deferred
revenue, settlement expenses and other than temporary
on marketable securities	(2,561)	(2,916)	(6,672)	(10,030)

Non-GAAP net income	$20,962	$26,697	$57,340	$72,629

Non-GAAP basic earnings per share	$0.40	$0.44	$1.10	$1.21

Non-GAAP diluted earnings per share	$0.38	$0.43	$1.05	$1.18

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	53,052	60,388	52,134	59,944
Non-GAAP diluted earnings per share (b)	55,369	61,874	54,588	61,791

(a) Includes compensation expenses related to the acquisitions of US$170 and US$306 for the quarter, and US$170 and US$1,284 year to date for 2007 and 2008, respectively.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2007	September 30, 2008
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,619	$141,685
Short-term investments	123,322	111,129
Trade receivables	101,977	107,989
Other receivables and prepaid expenses	20,749	25,000
Inventories	11,835	11,865
Deferred tax assets	8,258	12,353

Total current assets	382,760	410,021

LONG-TERM ASSETS:
Marketable securities	158,260	202,066
Other long-term assets	18,349	20,002
Deferred tax assets	8,739	3,687
Property and equipment, net	18,655	22,893
Other intangible assets, net	162,315	157,321
Goodwill	443,256	450,635

Total long-term assets	809,574	856,604

TOTAL ASSETS	$1,192,334	$1,266,625

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$21,792	$21,212
Accrued expenses and other liabilities	208,085	233,784
Deferred tax liabilities	-	57

Total current liabilities	229,877	255,053

LONG-TERM LIABILITIES:
Deferred tax liabilities	41,764	40,404
Other long-term liabilities	16,899	21,944

Total long-term liabilities	58,663	62,348

SHAREHOLDERS' EQUITY	903,794	949,224

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,192,334	$1,266,625

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended September 30,		Nine months ended September 30,
	2007 Unaudited	2008 Unaudited	2007 Unaudited	2008 Unaudited

Cash flows from operating activities:

Net income	$9,232	$10,924	$29,129	$20,367
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	7,105	10,964	20,630	31,624
Stock based compensation	4,579	5,382	14,522	19,383
Excess tax benefit from share-based payment arrangements	(482)	80	(3,968)	(754)
In-process research and development	3,710	-	3,710	-
Accrued severance pay, net	64	1,101	904	1,224
Amortization of discount (premium) and accrued interest
on marketable securities	100	236	(46)	1,383
Loss on marketable securities sold or impaired	-	4,512	-	4,881
Deferred taxes, net	1,092	(123)	(1,479)	(3,616)
Decrease (increase) in trade receivables	(2,793)	1,394	(9,290)	(4,288)
Increase in other receivables and prepaid expenses	(3,981)	(480)	(9,693)	(2,533)
Decrease in inventories	1,824	1,190	7,233	1,095
Decrease in trade payables	(4,899)	(3,786)	(7,887)	(1,763)
Increase in accrued expenses and other liabilities	20,191	1,077	42,825	26,024
Other	(25)	(127)	(60)	(56)

Net cash provided by operating activities from continuing operations	35,717	32,344	86,530	92,971
Net cash provided by operating activities from discontinued operation	-	-	476	-

Net cash provided by operating activities	35,717	32,344	87,006	92,971

Cash flows from investing activities:

Purchase of property and equipment	(3,036)	(4,938)	(7,209)	(11,855)
Proceeds from sale of property and equipment	6	12	60	18
Investment in marketable securities	(1,030)	(13,269)	(161,761)	(147,786)
Proceeds from maturity, call and sale of marketable securities	49,096	20,660	159,410	108,261
Investment in short-term bank deposits	(31)	(44,020)	(108)	(44,040)
Proceeds from short-term bank deposits	53	26	108	39,074
Capitalization of software development costs	(239)	(408)	(694)	(1,151)
Purchase of intangible asset	-	(3,501)	-	(3,501)
Refunds (payments) for acquisitions	(200,329)	76	(202,417)	(21,674)
Received upon the realization of investment in an affiliate	-	-	-	964

Net cash used in investing activities	(155,510)	(45,362)	(212,611)	(81,690)

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	4,887	1,281	16,627	14,016
Proceeds from issuance of shares upon public offering, net	157,590	-	157,590	-
Excess tax benefit from share-based payment arrangements	482	(80)	3,968	754
Receipt of short-term bank loan	120,000	-	120,000	-
Repayment of short-term bank loan	(120,000)	-	(120,000)	-

Net cash provided by financing activities	162,959	1,201	178,185	14,770

Effect of exchange rate changes on cash	319	(1,053)	511	(985)

Increase (decrease) in cash and cash equivalents	43,485	(12,870)	53,091	25,066
Cash and cash equivalents at beginning of period	76,971	154,555	67,365	116,619

Cash and cash equivalents at end of period	$120,456	$141,685	$120,456	$141,685